Filed Pursuant to Rule 433

Registration No. 333-213439

Final Term Sheet

August 1, 2017

VERIZON COMMUNICATIONS INC.

$950,000,000 5.15% Notes due 2050

Issuer:	Verizon Communications Inc. (“Verizon”)

Title of Securities:	5.15% Notes due 2050 (the “Notes”)

Issue Currency:	USD

Trade Date:	August 1, 2017

Settlement Date (T+10):	August 15, 2017

Maturity Date:	September 15, 2050

Interest Payment Dates:	Semiannually on each March 15 and September 15, commencing March 15, 2018

Aggregate Principal Amount Offered:	$950,000,000

Public Offering Price:	100% plus accrued interest, if any, from August 15, 2017

Underwriting Commission:	0.10%

Proceeds to Verizon (before expenses):	99.90%

Interest Rate:	5.15% per annum

Denominations:	Minimum of $100,000 and integral multiples of $1,000 in excess of $100,000

Optional Redemption:	Not redeemable prior to September 15, 2022. On each September 15 on or after September 15, 2022, the Notes will be redeemable on not less than 30 nor more than 60 days’ notice, in whole but not in part, at the option of the Company, at 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to the date of redemption.

Listing:	Application will be made to list the Notes on the Taipei Exchange (the “TPEx”). No assurance can be given that such application will be approved or that the TPEx listing will be maintained.

Selling Restrictions:	The Notes have not been, and shall not be, offered, sold or re-sold, directly or indirectly, to investors other than “professional institutional investors” as defined under Paragraph 2, Article 4 of the Financial Consumer Protection Act of the Republic of China (“ROC”), which currently include: overseas or domestic (i) banks, securities firms, futures firms and insurance companies (excluding insurance agencies, insurance brokers and insurance surveyors), the foregoing as further defined in more detail in Paragraph 3 of Article 2 of the Organization Act of the Financial Supervisory Commission of the ROC, (ii) fund management companies, government investment institutions, government funds, pension funds, mutual funds, unit trusts, and funds managed by financial service enterprises pursuant to the ROC Securities Investment Trust and Consulting Act, the ROC Future Trading Act or the ROC Trust Enterprise Act or investment assets mandated and delivered by or transferred for trust by financial consumers, and (iii) other institutions recognized by the Financial Supervisory Commission of the ROC. Purchasers of the Notes are not permitted to sell or otherwise dispose of the Notes except by transfer to a professional institutional investor.

ISIN:	XS1661056686

Common Code:	166105668

Allocation:	Principal Amount of Notes

BNP Paribas, Taipei Branch	$430,000,000

Citibank Taiwan Limited	$520,000,000

$950,000,000

Global Structuring Agents and Coordinators:	Citigroup Global Markets Inc. Goldman Sachs & Co. LLC

Junior Structuring Agents:	BNY Mellon Capital Markets, LLC C.L. King & Associates, Inc. Loop Capital Markets LLC MFR Securities, Inc. Scotia Capital (USA) Inc.

Structuring Agents’ Fee:	$5,700,000

Reference Document:	Preliminary Prospectus Supplement, subject to completion, dated July 31, 2017; Prospectus dated September 1, 2016.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting the issuer at:

Investor Relations

Verizon Communications Inc.

One Verizon Way

Basking Ridge, New Jersey 07920

Telephone: (212) 395-1525

Internet Site: www.verizon.com/about/investors

The TPEx is not responsible for the content of this Final Term Sheet and no representation is made by the TPEx as to the accuracy or completeness of this Final Term Sheet. The TPEx expressly disclaims any and all liability for any losses arising from, or as a result of the reliance on, all or part of the contents of this Final Term Sheet. Admission to the listing and trading of the Notes on the TPEx shall not be taken as an indication of the merits of Verizon or the Notes.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.